SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated May 12, 2010 in respect of Poll Results at Annual General Meeting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: May 13, 2010	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
Announcement
Poll Results at Annual General Meeting
The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company’) is pleased to announce the shareholders of the Company passed by way of poll all ordinary resolutions proposed at the Annual General Meeting (the “AGM”) of the Company held on 12 May 2010. The poll results are as follows:

No. of Votes (%)
	Resolutions	For	Against
1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditors for the year ended 31 December 2009.	21,277,838,496 (99.9964%)	776,140 (0.0036%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.	To declare a final dividend of RMB0.16 (equivalent to HK$0.18227) per share (pre-tax) for the year ended 31 December 2009.	21,700,036,419 (99.9808%)	4,166,639 (0.0192%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3.	(a) To re-elect
	(i) Mr. Zuo Xunsheng as a Director;	21,575,103,188 (99.6097%)	84,544,289 (0.3903%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(ii) Mr. Tong Jilu as a Director;	21,575,061,728 (99.6095%)	84,584,749 (0.3905%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(iii) Mr. Cheung Wing Lam Linus as a Director.	21,651,622,396 (99.9629%)	8,025,081 (0.0371%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(b) To authorize the Board of Directors to fix remuneration of the Directors for the year ending 31 December 2010.	21,680,273,098 (99.9742%)	5,605,249 (0.0258%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

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No. of Votes (%)
	Resolutions	For	Against
4.	To re-appoint Messrs. PricewaterhouseCoopers as auditors, and to authorize the Board of Directors to fix their remuneration for the year ending 31 December 2010.	21,703,081,607 (99.9954%)	1,003,600 (0.0046%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
5.	To grant a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	21,686,724,758 (99.9233%)	16,636,279 (0.0767%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
6.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.	20,467,402,723 (94.4057%)	1,212,866,674 (5.5943%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.	20,549,525,027 (94.6845%)	1,153,639,410 (5.3155%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
As at the date of the AGM, the number of issued shares of the Company was 23,562,092,511 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM.
The scrutineer for the vote-taking at the AGM was Hong Kong Registrars Limited, the share registrar of the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 12 May 2010
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

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